ADDENDUM TO AGREEMENT

FOR CLARIFICATION OF MATERIAL TERMS
DATED JANUARY 3, 2008
BETWEEN HOMELIFE, INC., AGDAS FINANCIAL HOLDING, INC.
AND MONEYLOGIX, INC.

THIS ADDENDUM TO THE AGREEMENT AND PLAN OF MERGER (the “Addendum”) is made effective this 3rd day of January, 2008 (the “Effective Date”), by and among Homelife, Inc. (“Homelife” or the “Company”), Agdas Financial Holding, Inc. (“Agdas”) and Moneylogix, Inc., a Delaware company (“Moneylogix”).1

RECITALS

WHEREAS the Company, Agdas, and Alex Haditaghi entered into an Agreement and Plan of Merger (the “Agreement”) dated October 23, 2007 wherein the Company agreed to transfer 100,000,000 shares of the outstanding common stock of the Company after the execution of a 1-for-22 reverse stock split;

WHEREAS pursuant to the terms of the Agreement, the Company submitted all documents requested by Alex Haditaghi on behalf of Agdas Financial Holding, Inc., to complete a due diligence report on the Company as a condition to closing and Alex Haditaghi subsequently waived due diligence as a condition to closing on November 14, 2007 (the “Due Diligence Requirement”);

WHEREAS pursuant to the terms of the Agreement, Alex Haditaghi has transferred the initial deposit of $100,000 to the Company and upon waiving the Due Diligence Requirement the initial deposit of $100,000 became non-refundable;

WHEREAS pursuant to the terms of the Agreement, Alex Haditaghi has transferred the non-refundable sum of $150,000 to the Company as the balance of the Cash Consideration under the Agreement;

WHEREAS the parties have agreed to replace Agdas Financial Holding, Inc. with Moneylogix, Inc., a company in which Alex Haditaghi has majority control and the authority to bind under the terms of this Addendum, as the company who shall receive control of Homelife upon closing of the Agreement. Accordingly, the Agreement shall be modified such that any and all reference made to Agdas Financial Holding, Inc. shall be deleted and replaced in its entirety by Moneylogix, Inc.

WHEREAS the parties have agreed that in each instance where the Agreement makes reference to a merger or a merger agreement it shall be understood to acquisition as defined in Section 3.1 defined below in this Addendum.

WHEREAS the parties wish to amend certain terms of the Agreement;

1 All capitalized terms not otherwise defined in this Addendum shall have the meaning ascribed to them in the Agreement.

Addendum Dated January 3, 2008

NOW THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the parties identified below hereby agree as follows:

1.
The parties have agreed that the Agreement should be structured as a Share Exchange Agreement. Accordingly, Article III Sections 3.1, of the Agreement is deleted in its entirety and the following is substituted in lieu of:

“
Article III
The Acquisition

3.1 The Acquisition. Upon the terms and subject to the conditions hereof, at the Closing the parties shall do the following:

(a)  In exchange for all of the outstanding shares of Moneylogix, Homelife will issue, and deliver to Moneylogix or any other designated entities, stock certificates representing 80,000,000 shares of Homelife common stock, which shall constitute 98.70% of the issued and outstanding shares of Homelife. ”

2.	The parties have agreed to amend and extend the automatic termination date in the Agreement to January 30th 2008.

3.	The parties have agreed to delete Section 1.5 in the Agreement and replace it with the following:

“ Section 1.5 Litigation and Proceedings. Litigation. HMLF’s subsidiary HomeLife Realty Services, Inc., a Delaware corporation (“HRS”) is a party to a lawsuit against HomeLife Communities Group, a company based in Atlanta Georgia regarding the alleged infringement by HomeLife Communities and its unauthorized use of the “HomeLife” word mark and other intellectual properties owned by HRS (Case Number 1:06-CV-1607-CC).  HomeLife Communities denies the alleged infringement and has asserted a number of affirmative defenses that include fraud that was allegedly committed on the United States Patent & Trademark Office by HRS and HomeLife Securities, a Canadian corporation, regarding ownership of the marks and use in commerce.  HRS denies the allegations. HRS is currently seeking a preliminary injunction and summary judgment against HomeLife Communities.

            Funding for this lawsuit has been provided by Cimerman and his entities, and Cimerman assumes responsibility to continue to fund this lawsuit. This litigation is ongoing and the outcome is unknown at present time. Should the litigation result in a favorable outcome, the proceeds from any judgment, settlement or determination will be awarded to Cimerman. Also, should any damages be awarded to the opposing party, Cimerman shall assume all responsibility for payment in connection with any such damages.

            HMLF is not a party to the lawsuit. Its subsidiary HRS is not in default with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any court, arbitrator or government agency or instrumentality or of any circumstances which, after reasonable investigation, would result in the discovery of such a default.”

Addendum Dated January 3, 2008

4.
Notwithstanding any and all of the terms of this addendum the terms conditions and articles of the Agreement remain in full force and effect and shall be enforced pursuant to the specific terms of the agreement.

In witness whereof, each of the Company and Moneylogix has caused this Addendum to the Agreement to be executed and delivered as of this 3rd day of January, 2008.

ACCEPTED AND AGREED TO BY:

COMPANY:	MONEYLOGIX, INC:
HOMELIFE, INC.

By: /s/ Marie May Marie May, Director	By: /s/ Alex Haditaghi Alex Haditaghi, President

By: /s/ Terry A. Lyles Terry A. Lyles, Ph.D., Director	AGDAS FINANCIAL HOLDING, INC.

By: /s/ F. Bryson Farrill F. Bryson Farrill, Director	By: /s/ Alex Haditaghi Alex Haditaghi

By: /s/ Charles Goodson Charles Goodson, Director